Exhibit 16(b)(iv)

Execution Version

APOLLO GLOBAL SECURITIES, LLC
APOLLO CAPITAL MANAGEMENT, L.P.
9 West 57th Street
New York, NY 10019

CONFIDENTIAL

January 14, 2026

Soho House Bond Limited
Senior Secured Facility
Restated Commitment Letter

Soho House Bond Limited
180 Strand
London WC2R 1EA
United Kingdom
Attn: Andrew Carnie, Chief Executive Officer

Ladies and Gentlemen:

You (“you” or the “Company”) have advised Apollo Global Securities, LLC (“AGS”) and Apollo Capital Management, L.P. (“ACM”), on behalf of one or more investment funds, separate accounts, and other entities owned (in whole or in part), controlled, managed, and/or advised by it or its affiliates (such investment funds, separate accounts, and other entities, together with AGS and ACM, “Apollo”, “we”, “us” or the “Commitment Parties”, and each, a “Commitment Party”), that you intend to incur a senior first lien secured facility, consisting of notes, in an aggregate amount of up to $695.0 million (the “Senior Secured Facility”) to consummate the transactions described on Exhibit A hereto.  Capitalized terms used but not defined herein are used with the meanings assigned to them on the Exhibits attached hereto (such Exhibits, together with this restated commitment letter, collectively, this “Commitment Letter”).

AGS is pleased to advise you that it is willing to act as arranger for the arrangement and structuring of the Senior Secured Facility.

Furthermore, the Commitment Parties are pleased to advise you of their commitment (the “Commitment”) to provide the entire amount of the Senior Secured Facility upon the terms and subject to the conditions set forth or referred to in this Commitment Letter and Exhibits B and C hereto (the “Term Sheets”).

1.	Titles and Roles

It is agreed that you will appoint Global Loan Agency Services Limited (or an affiliate thereof) or such other person as agreed between us and you (each acting reasonably) to act as the sole and exclusive Administrative Agent (in such capacity, the “Administrative Agent”), GLAS Trust Corporation Limited (or an affiliate thereof) or such other person as agreed between us and you (each acting reasonably) as security agent (the “Security Agent”), and that AGS will act as arranger and bookrunner (in such capacity, the “Arranger”) for the Senior Secured Facility; provided that the Company agrees that the Arranger may perform its responsibilities hereunder through its affiliates.  You agree that no other agents, co-agents or arrangers will be appointed, no other titles will be awarded and no compensation (other than as expressly contemplated by the Term Sheet and the Payment Letter referred to below) will be paid in connection with a commitment to provide the Senior Secured Facility.

2.	Information

You hereby represent and covenant that, to your knowledge, (a) all written factual information (other than (i) any projections, financial estimates, budget forecasts and other forward-looking information (the “Projections”) and (ii) information of general economic or industry specific information) (the “Information”), taken as a whole, that has been or will be made available to the Arranger by you or any of your representatives is or will be, when furnished and taken as a whole, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made (after giving effect to all supplements and updates thereto from time to time) and (b) the Projections that have been made available to the Arranger by you or any of your representatives have been, at the time of delivery, prepared in good faith based upon assumptions that are believed to be reasonable at the time prepared and at the time such Projections are so furnished to the Arranger (it being understood that the Projections are predictions as to future events and are not to be viewed as facts, and forward looking statements by their nature are inherently uncertain, many of which are beyond your control, and are not a guarantee of financial performance, the results reflected in the Projections or forward looking statements may not be achieved and actual results during the period or periods covered by any such Projections may differ from projections or forward looking statements and such differences may be material).  If, at any time prior to the termination of this Commitment Letter, any of the representations and warranties in the preceding sentence would not be, to your knowledge, accurate and complete in any material respect if the Information or Projections were being furnished, and such representations and warranties were being made, at such time, then you will use commercially reasonable efforts to promptly supplement the Information and/or Projections so that the representations and warranties contained in this paragraph remain accurate and complete in all material respects under those circumstances, it being understood in each case that such supplementation shall cure any breach of such representations and warranties arising after the date hereof.  Notwithstanding anything to the contrary herein, the accuracy of the foregoing representations shall not be a condition to our obligations hereunder or the funding of the Senior Secured Facility.

3.	Payments

As consideration for the Commitment Parties’ commitment hereunder, you agree to pay to the Commitment Parties the nonrefundable payments set forth in the Payment Letter dated the date hereof and delivered herewith among the Company and ACM (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Payment Letter”), which supersedes and replaces that certain closing payment letter dated August 15, 2025 between the Company and ACM (the “Superseded Payment Letter”).

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You agree that, once paid, the payments or any part thereof payable hereunder or under the Payment Letter shall not be refundable under any circumstances, regardless of whether the transactions or borrowings contemplated by this Commitment Letter are consummated, except as otherwise agreed in writing by you and each Commitment Party.  All amounts payable hereunder and under the Payment Letter shall be paid in immediately available funds in U.S. Dollars and shall not be subject to reduction by way of setoff or counterclaim or be otherwise affected by any claim or dispute related to any other matter.  In addition, all amounts payable hereunder shall be paid without deduction for any taxes, levies, imposts, duties, deductions or withholdings (a “Tax Deduction”) imposed by any national, state or local taxing authority in any jurisdiction from or through which payment is made (a “Taxing Jurisdiction”), unless such Tax Deduction is required by applicable law, in which event you will pay additional amounts so that the persons entitled to such payments will receive the amount that such persons would otherwise have received but for such Tax Deduction, except to the extent such Tax Deduction was imposed due to (i) any Commitment Party (or any such Commitment Party’s relevant designated affiliate) having any present or former connection with the Taxing Jurisdiction (other than a connection arising from the execution, delivery and performance of this Commitment Letter or the Payment Letter, any transaction contemplated by or pursuant to this Commitment Letter or the Payment Letter, or the receipt of payments under this Commitment Letter or the Payment Letter), (ii) U.S. withholding taxes imposed on amounts payable to or for the account of such Commitment Party pursuant to a law in effect on the date hereof (including Sections 1471 through 1474 of the United States Internal Revenue Code of 1986, as amended (the “Code”)) or (iii) the failure of any Commitment Party (or of such Commitment Party’s relevant designated affiliate or related fund) to provide any form, certificate, document, or other information reasonably requested by you, that it is legally able to provide, and that would have reduced or eliminated such Tax Deduction.

All amounts payable hereunder are exclusive of any applicable value added tax or similar tax (“VAT”).  If VAT is or becomes properly chargeable in respect of an amount payable to a Commitment Party under this Commitment Letter which constitutes consideration for any supply for VAT purposes and the Commitment Party (or a member of a group which it is part of for VAT purposes) is required to account to the relevant tax authority for such VAT, the Company shall pay (or procure the payment of) (in addition to and at the same time as paying any other consideration for the relevant supply) an amount equal to such VAT to the Commitment Party and the Commitment Party shall promptly provide the Company with an appropriate VAT invoice.

4.	Conditions

The Commitment Parties’ commitment hereunder are subject only to the conditions set forth in Exhibit C hereto.  There are no conditions (implied or otherwise) to the commitments hereunder, and there will be no conditions (implied or otherwise) under the Definitive Documentation to the initial funding of the Senior Secured Facility on the Closing Date, including compliance with the terms (but not the conditions) of this Commitment Letter, the Payment Letter and the Definitive Documentation, in each case, other than those that are expressly referred to in the immediately preceding sentence.

Notwithstanding anything to the contrary in this Commitment Letter (including each of the exhibits attached hereto), the Payment Letter, the Definitive Documentation or any other letter agreement or other undertaking concerning the financing of the Transactions to the contrary, (i) the only representations and warranties the accuracy of which shall be a condition to the availability of the Senior Secured Facility on the Closing Date shall be (A) the representations and warranties made by the Company (as defined in the Merger Agreement) that are material to the interests of the Commitment Parties, but only to the extent resulting in the termination of the Merger or the Merger Agreement, as a result of a breach of such representations in the Merger Agreement (in each case, in accordance with the terms of the Merger Agreement) (the “Specified Merger Agreement Representations”) and (B) with respect to the Company and the Parent, the Specified Representations (as defined below) in the Definitive Documentation and (ii) the terms of the Definitive Documentation shall be in a form such that they do not impair the availability of the Senior Secured Facility on the Closing Date if the conditions set forth in Exhibit C hereto are satisfied or waived.  For purposes hereof, “Specified Representations” means the representations and warranties made by the Company, the Parent and the other Guarantors (if party thereto on the Closing Date) to be set forth in the Definitive Documentation relating to corporate or other organizational existence, power and authority, due authorization, execution and delivery, and enforceability with respect to the Definitive Documentation, and no violation of, or conflict with, organizational documents of the Company, the Parent and the other Guarantors (if party thereto on the Closing Date), in each case related to the entering into and performance of the Definitive Documentation, solvency as of the Closing Date (after giving effect to the Transactions) of the Company and its subsidiaries on a consolidated basis (with solvency to be defined in a manner consistent with the solvency certificate to be delivered in the form set forth in Annex I attached to Exhibit C hereto); use of proceeds of the borrowings under the Definitive Documentation on the Closing Date not violating applicable sanctions, the PATRIOT Act, the UK Bribery Act 2010, OFAC, the U.S. Foreign Corrupt Practices Act of 1977 (as amended), Federal Reserve margin regulations, the Investment Company Act, any applicable law, rule, or regulation promulgated to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed on 17 December 1997 and any other applicable law, rule or regulation of similar purpose and scope in any jurisdiction, including books and records offences relating directly or indirectly to a bribe; and, subject to the provisions of this paragraph, creation and perfection of security interests in the Closing Date Collateral (as defined in Exhibit C) to be perfected on the Closing Date (subject to permitted liens); and, if the Senior Secured Facility is in the form of notes, customary representations relating to applicable securities laws and exemption or exception from registration thereunder.  This paragraph, and the provisions herein, shall be referred to as the “Conditionality Provision.”

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You agree to use commercially reasonable efforts to deliver to the Commitment Parties written notice of the date anticipated to be the Closing Date at least 15 business days prior to such date.

5.	Limitation of Liability, Indemnity, Settlement

(a)	Limitation of Liability.

You agree that (i) in no event shall any of the Commitment Parties and their respective affiliates and respective officers, directors, employees, advisors, and agents (each, and including, without limitation, Apollo, an “Arranger-Related Person”) have any Liabilities, on any theory of liability, for any special, indirect, consequential or punitive damages incurred by you, your affiliates or your respective equity holders arising out of, in connection with, or as a result of, this Commitment Letter, the Superseded Commitment Letter (as defined below), the Payment Letter, the Superseded Payment Letter or any other agreement or instrument contemplated hereby, except to the extent of direct (as opposed to special, indirect, consequential or punitive) damages determined in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from gross negligence or willful misconduct of such Arranger-Related Person and (ii) no Arranger-Related Person shall have any Liabilities arising from, or be responsible for, the use by others of Information or other materials (including, without limitation, any personal data) obtained through electronic, telecommunications or other information transmission systems, including an Electronic Platform or otherwise via the internet except to the extent of direct (as opposed to special, indirect, consequential or punitive) damages determined in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from gross negligence or willful misconduct of such Arranger-Related Person; provided that, nothing in this clause (a) shall relieve you of any obligation you may have to indemnify an Indemnified Person, as provided in clause (b) below, against any special, indirect, consequential or punitive damages asserted against such Indemnified Person by a third party.  You agree, to the extent permitted by applicable law, to not assert any claims against any Arranger-Related Person with respect to any of the foregoing.  As used herein, the term “Liabilities” shall mean any losses, claims (including intraparty claims), demands, damages or liabilities of any kind.

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(b)	Indemnity.

You agree to (i) indemnify and hold harmless each Commitment Party and its affiliates, managed funds and controlling persons and their respective officers, directors, employees, advisors, and agents (each, and including, without limitation, Apollo, an “Indemnified Person”) from and against any and all Liabilities and related expenses to which any such Indemnified Person may become subject in connection with any claim, litigation, investigation, arbitration or administrative, judicial or regulatory action or proceeding in any jurisdiction arising out of or in connection with this Commitment Letter, the Superseded Commitment Letter, the Senior Secured Facility, the use of the proceeds thereof, any related transaction or the activities performed or the Commitments furnished pursuant to this Commitment Letter or the role or roles of Apollo in connection therewith (including in relation to enforcing the terms of clause (a) above and the terms of this clause (b)) (each, a “Proceeding”), regardless of whether or not any Indemnified Person is a party thereto and whether or not such Proceeding is brought by you, your equity holders, affiliates, creditors or any other person and (ii) reimburse each Indemnified Person for any legal or other expenses (such legal expenses to be limited to one outside counsel for all Indemnified Persons and, if reasonably necessary, a single local counsel for all Indemnified Persons in each jurisdiction for which local counsel is reasonably deemed necessary and, solely in the case of an actual or bona fide potential conflict of interest, one special counsel to each group of similarly situated Indemnified Persons affected by such conflict (including one special local counsel, to the extent an actual or bona fide potential conflict of interest for any local counsel otherwise permitted hereunder)) incurred in connection with investigating or defending any of the foregoing, regardless of whether or not in connection with any pending or threatened Proceeding to which any Indemnified Person is a party, in each case as such expenses are incurred or paid; provided that the foregoing indemnity will not, as to any Indemnified Person, apply to any Liabilities or related expenses to the extent (A) they are found by a final, non-appealable judgment of a court of competent jurisdiction to (I) primarily result from (x) the, willful misconduct or gross negligence of such Indemnified Person in performing its activities or in furnishing its Commitments under this Commitment Letter or (y) a material breach in bad faith of the funding obligation of any Commitment Party, or any of its respective affiliates under this Commitment Letter, or (II) have not resulted from an act or omission by you or any of your affiliates and have been brought by an Indemnified Person against any other Indemnified Person (other than any claims against any Commitment Party in its capacity or in fulfilling its role as arranger or agent or any similar role hereunder); or (B) relating to an Indemnified Person’s investment in the Company other than via the Senior Secured Facility, or in its capacity as a direct or indirect shareholder of the Company or as a noteholder of a direct or indirect parent entity of the Company.

(c)	Settlement.

You shall not, without the prior written consent of each Commitment Party and its respective affiliates (which consent shall not be unreasonably withheld, conditioned or delayed), effect any settlement of any pending or threatened Proceedings in respect of which indemnity could have been sought hereunder by any Commitment Party unless (x) such settlement includes an unconditional release of such Indemnified Person in form and substance reasonably satisfactory to each Commitment Party from all liability on claims that are the subject matter of such Proceedings and (y) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any Commitment Party or any injunctive relief or other non-monetary remedy.  You acknowledge that any failure to comply with your obligations under the preceding sentence may cause irreparable harm to each Commitment Party and the other Indemnified Persons.

You shall not be liable for any settlement of any Proceeding effected without your consent (which consent shall not be unreasonably withheld, conditioned or delayed), but if settled with your written consent or if there is a judgment by a court of competent jurisdiction for the plaintiff in any such Proceeding, you agree to indemnify and hold harmless each Indemnified Person from and against any and all losses, claims, damages, liabilities and expenses by reason of such settlement or judgment in accordance with the other provisions of this Section 5.

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6.	Affiliate Activities, Sharing of Information, Absence of Fiduciary Relationships.

The Commitment Parties may employ the services of their respective affiliates in complying with its obligations hereunder and, in connection therewith, may exchange with such affiliates information concerning you and the other companies that may be the subject of the transactions contemplated by this Commitment Letter, and, to the extent so employed, such affiliates shall be entitled to the benefits, and be subject to the obligations, of the applicable Commitment Party hereunder.  The Commitment Parties shall be responsible for their respective affiliates’ failure to comply with such obligations under this Commitment Letter.

You acknowledge that the Commitment Parties and their affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein and otherwise.  The Commitment Parties will not use confidential information obtained from you by virtue of the transactions contemplated by this Commitment Letter or its other relationships with you in connection with the performance by such Commitment Party of services for other companies, and the Commitment Parties will not furnish any such information to other companies.  You also acknowledge that the Commitment Parties have no obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained from other companies.

You agree that the Commitment Parties will act under this Commitment Letter as an independent contractor and that nothing in this Commitment Letter will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between the Commitment Parties, on the one hand, and you and your respective equity holders or your and their respective affiliates on the other hand.  You acknowledge and agree that (i) the transactions contemplated by this Commitment Letter are arm’s-length commercial transactions between the Commitment Parties and, if applicable, its respective affiliates, on the one hand, and you, on the other, (ii) in connection therewith and with the process leading to such transaction the Commitment Parties and, if applicable, each of its respective affiliates, is acting solely as a principal and has not been, is not and will not be acting as an advisor, agent or fiduciary of you, your management, equity holders, creditors, affiliates or any other person and (iii) with respect to the transactions contemplated hereby or the process leading thereto, the Commitment Parties and, if applicable, its respective affiliates, has not assumed (x) an advisory or fiduciary responsibility in favor of you or your affiliates (irrespective of whether the Commitment Parties or any of their respective affiliates has advised or is currently advising you or your affiliates on other matters (which, for the avoidance of doubt, includes acting as a financial advisor to the Company or any of its affiliates in respect of any transaction related hereto)) or (y) any other obligation except the obligations expressly set forth in this Commitment Letter.  You further acknowledge and agree that (i) you are responsible for making your own independent judgment with respect to such transactions and the process leading thereto, (ii) you are capable of evaluating and understand and accept the terms, risks and conditions of the transactions contemplated hereby, and the Commitment Parties shall have no responsibility or liability to you with respect thereto, and (iii) the Commitment Parties are not advising the Company as to any legal, tax, investment, accounting, regulatory or any other matters in any jurisdiction, and you shall consult with your own advisors concerning such matters and you shall be responsible for making your own independent investigation and appraisal of the transactions contemplated hereby.  Any review by the Commitment Parties or any of its respective affiliates of the Company, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Commitment Parties and shall not be on behalf of the Company.  The Company agrees that it will not claim that the Commitment Parties have rendered any advisory services or assert any claim against the Commitment Parties based on an alleged breach of fiduciary duty by the Commitment Parties in connection with this Commitment Letter and the transactions contemplated hereby or assert any claim based on any actual or potential conflict of interest that might be asserted to arise or result from the engagement of the Commitment Parties or any of their respective affiliates acting as a financial advisor to the Company or any of its affiliates, on the one hand, and the engagement of the Commitment Parties hereunder and the transactions contemplated hereby, on the other hand.

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You further acknowledge that the Commitment Parties are full service firms engaged in securities trading and brokerage activities as well as providing other financial services.  In the ordinary course of business, any Commitment Party may provide other financial services to, and/or acquire, hold or sell, for its own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of, you and other companies with which you may have commercial or other relationships.  With respect to any securities and/or financial instruments so held by such Commitment Party or any of its customers, all rights in respect of such securities and financial instruments, including any voting rights, will be exercised by the holder of the rights, in its sole discretion.

7.	Confidentiality

This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter, the Superseded Commitment Letter, the Term Sheet, the Payment Letter, or the Superseded Payment Letter nor any of their terms or substance shall be disclosed by you, directly or indirectly, to any other person except (a) to the Parent, Equity Investors and Reinvestment Stockholders (as each such term is defined in the Merger Agreement) (the “Buyer Parties”) and your and their officers, agents and advisors who are directly involved in the consideration of this matter, (b) as may be compelled in a judicial or administrative proceeding or as otherwise required by law or regulation, compulsory legal process or as requested by a governmental authority (in which case you agree to inform us promptly thereof prior to your disclosure to the extent lawfully permitted to do so), (c) you may disclose the Commitment Letter or the Superseded Commitment Letter (but not the Payment Letter or the Superseded Payment Letter) as may be required pursuant to the terms of any existing debt agreements to any existing agents, trustees lenders or noteholders on a confidential basis, (d) to your auditors for customary accounting purposes, including accounting for deferred financing costs on a confidential basis, (e) for purposes of establishing a “due diligence” defense or (f) in connection with the enforcement of your rights and remedies hereunder or under the Payment Letter; provided that, the foregoing restrictions shall cease to apply (except in respect of the Payment Letter and its terms and substance) on August 15, 2026.

The Commitment Parties, on behalf of themselves and their affiliates will treat all Definitive Documentation and related finance documents (including their terms), and any other non-public information provided to them by or on behalf of you in connection with the transactions contemplated hereby or by the Superseded Commitment Letter confidentially and shall not publish, disclose or otherwise divulge, such information; provided that nothing herein shall prevent each Commitment Party and its affiliates from disclosing any such information (a) pursuant to the order of any court or administrative agency or in any pending legal, judicial or administrative proceeding, or otherwise as required by applicable law, rule or regulation, subpoena or compulsory legal process or upon the request or demand of any regulatory authority (including any self-regulatory authority) or other governmental authority purporting to have jurisdiction over each Commitment Party or any of its affiliates (in which case such Commitment Party agrees (except pursuant to any routine audit or examination conducted by any self-regulatory authority or governmental or regulatory authority exercising examination or regulatory authority, in each case, that is not targeted at and does not reference the Company or the transactions contemplated hereby)), (i) to the extent reasonably practicable and not prohibited by applicable law or regulation, to inform you promptly thereof prior to disclosure, (ii) to the extent not prohibited by applicable law or regulation, to provide the Company, in advance of any such disclosure, with a description of the information that Commitment Party or affiliate intends to disclose and reasonably cooperate with the Company, at the Company’s request and sole expense, to the extent the Company may seek to limit such disclosure, or take steps to resist or narrow the scope of such disclosure, including seeking a protective order or confidential treatment thereof, (iii) if, and only if, a protective order is not obtained, or a waiver of compliance is not obtained from the Company with regards this paragraph 7 but nonetheless such information is still required to be legally disclosed, to disclose only the portion of such information which is, upon advice of its legal counsel, legally required to be disclosed, and (iv) to use its commercially reasonable efforts to request assurances that confidential treatment will be accorded to any such information that is so legally required to be disclosed, (b) to the extent such information becomes publicly available other than by reason of improper disclosure by a Commitment Party or any of its affiliates in violation of any confidentiality obligations owing to you hereunder, (c) to the extent that such information is independently developed by a Commitment Party or any of its affiliates, (d) to each Commitment Party’s affiliates and their and their respective employees, directors, officers, independent auditors, rating agencies, professional advisors and other agents who need to know such information in connection with the transactions contemplated hereby (including in connection with the evaluation, monitoring or administration of any Commitment Party’s investment in the Senior Secured Facility) and who are informed of the confidential nature of such information and have been directed to maintain the confidentiality of such information in accordance with this paragraph and comply with the terms and conditions of this Commitment Letter applicable to them (with such Commitment Party responsible for its affiliates’ compliance with this paragraph, including, for the avoidance of doubt, any failure by such affiliate to comply with any direction such Commitment Party is required to give to its affiliates hereunder) and (e) to each other Commitment Party.  If the Senior Secured Facility closes, the Commitment Parties’ obligations under this paragraph shall terminate and be superseded by the confidentiality provisions in the Definitive Documentation relating to the Senior Secured Facility.  Otherwise, the provisions of this paragraph shall expire on August 15, 2026.

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It is understood and agreed that any Commitment Party may advertise or promote its role in arranging or providing any portion of the Senior Secured Facility (including in any newspaper or other periodical, on any website or similar place for dissemination of information on the internet, as part of a “case study” incorporated into promotional materials, in the form of “tombstone” advertisement or otherwise) only with the prior written consent of the Company, provided that (a) where consent has been granted by the Company in respect of the public disclosure of any information in connection with the Senior Secured Facility (the “Disclosed Information”) no additional consent from the Company shall be required in respect of a further disclosure of such Disclosed Information and (b) any such advertisement or promotion to which the Company has given its consent shall be at the sole cost and expense of the Commitment Party.

8.	Expenses; No Shop.

You agree to pay or reimburse Apollo from time to time within five (5) days of written demand for all reasonable and documented (limited to a summary invoice) out-of-pocket fees, costs and expenses incurred by Apollo (including prior to the date hereof) in connection with the Senior Secured Facility and other transactions relating thereto in Apollo’s capacity as a Commitment Party (and excluding, for the avoidance of doubt, in relation to the purchase of equity interests issued by an indirect parent entity of the Company and the purchase of debt securities issued by an indirect parent entity of the Company), including, without limitation, due diligence investigations, the preparation, negotiation, and delivery of definitive documentation, lien searches and filing and recording fees, and the reasonable and documented out-of-pocket fees, costs and expenses of Gibson, Dunn & Crutcher LLP (in the case of fees, costs and expenses of Gibson, Dunn & Crutcher LLP, up to $1,600,000 in the aggregate (which may be increased with your consent)) and reasonably necessary local counsel in connection with the foregoing (collectively, the “Expenses” and excluding, for the avoidance of doubt, internal Apollo costs), regardless of whether or not definitive documentation with the respect to the Senior Secured Facility is executed or the Senior Secured Facility is consummated, provided that the foregoing limitations shall not apply to any costs and expenses (including legal fees) incurred by us in connection with the Post-Closing Date Collateral, if the Post-Closing Date Collateral has not been granted, in full, within 20 days (or, with respect to an entity not incorporated in England and Wales, the United States of America or Jersey, 45 days) of the Closing Date.  We shall procure that Gibson, Dunn & Crutcher LLP shall, as soon as reasonably practicable following each $250,000 incremental increase to Expenses incurred (each an “Incremental Incurrence”), notify you (email to you or your counsel) of the aggregate amount of Expenses outstanding, taking into account each such Incremental Incurrence.  You acknowledge that Gibson, Dunn & Crutcher LLP has provided notifications in respect of each Incremental Incurrence prior to the date hereof and the provisions of this paragraph are in addition to, and not in limitation of, any other expense reimbursement to which Apollo or its affiliates may be entitled in connection with the Transactions.

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The Company and the Commitment Parties further acknowledge and agree that the Expense Reimbursement and Exclusivity Letter was terminated, and the obligations thereunder ceased to be effective, as of August 15, 2025, and that Expenses shall only be required to be paid hereunder.

From August 15, 2025 until the earlier to occur of: (a) the Termination Date (as defined below) (or such later date as the Company and Apollo shall have mutually agreed to extend the Commitment Parties’ respective commitments under this Commitment Letter) and (b) the Closing Date (such earliest date being referred to as the “No-Shop Period Termination Date”), so long as the Commitment Parties continue to be willing to fund their respective commitments with respect to the Senior Secured Facility on a timely basis on the terms and conditions set forth in this Commitment Letter and have not materially breached their obligations hereunder, you (i) shall not, and shall cause your affiliates and your and their representatives, agents, consultants, attorneys and other advisors, and any other person acting on your or their behalf not to, directly or indirectly solicit any alternative financing arrangements in connection with the Merger other than those expressly contemplated by Exhibit B of this Commitment Letter (“Alternate Financing”) and (ii) shall not use or disclose any terms of this Commitment Letter or the Payment Letter related to any Alternate Financing to which you or your affiliates are parties with any party other than the Commitment Parties and their representatives.

9.	Miscellaneous

No party to this letter shall assign any of its rights or transfer any of its rights or obligations under this letter without the prior written consent of each other party (and any purported assignment without such consent shall be null and void), and this Commitment Letter is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto.  This Commitment Letter may not be amended or waived except by an instrument in writing signed by you and each Commitment Party.  This Commitment Letter and the Payment Letter, in each case together with all exhibits, annexes and schedules thereto, constitute the entire agreement between the parties with respect to the subject matter hereof.

This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement.  The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to this Commitment Letter, the Payment Letter and/or any document to be signed in connection with this letter agreement and the transactions contemplated hereby shall be deemed to include Electronic Signatures (as defined below), deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be.  “Electronic Signatures” means any electronic symbol or process attached to, or associated with, any contract or other record and adopted by a person with the intent to sign, authenticate or accept such contract or record.

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This Commitment Letter and the Superseded Commitment Letter shall be governed by, and construed in accordance with, the law of the State of New York; provided, however, that (a) the interpretation of the definition of “Company Material Adverse Effect” (as defined in the Merger Agreement) (and whether or not a Material Adverse Effect has occurred, including, for purposes of the conditions to funding the Senior Secured Facility) or any other term used herein or in the Definitive Documentation that is defined by reference to the Merger Agreement, (b) the determination of the accuracy of any Specified Merger Agreement Representations (as defined in Exhibit B below) and whether as a result of any inaccuracy of any Specified Merger Agreement Representation (i)  the Buyer Parties (or the Buyer Parties’ affiliates party to the Merger Agreement) have the right to terminate its (or their respective) obligations under the Merger Agreement, or the right to decline to consummate the Merger or (ii) there otherwise has been a failure of a condition to funding the Senior Secured Facility and (c) the determination of whether the Merger has been consummated in accordance with the terms of the Merger Agreement shall, in each case, be governed by, and construed in accordance with, the law of the State of Delaware, regardless of the law that might otherwise govern under applicable principles of conflicts of laws thereof.  The Company consents to the exclusive jurisdiction and venue of the United States District Court for the Southern District of New York sitting in the Borough of Manhattan (or if such court lacks subject matter jurisdiction, the Supreme Court of the State of New York sitting in the Borough of Manhattan).  Each party hereto irrevocably waives, to the fullest extent permitted by applicable law, (a) any right it may have to a trial by jury in any legal proceeding arising out of or relating to this Commitment Letter, the Superseded Commitment Letter the Term Sheet, the Payment Letter, the Superseded Payment Letter or the transactions contemplated hereby or thereby (whether based on contract, tort or any other theory) and (b) any objection that it may now or hereafter have to the laying of venue of any such legal proceeding in the federal or state courts located in the City of New York, Borough of Manhattan.

The Commitment Parties hereby notify the Company that pursuant to the requirements of the USA Patriot Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “Patriot Act”) and 31 C.F.R. § 1010.230 (the “Beneficial Ownership Regulation”), it and its affiliates are required to obtain, verify and record information that identifies the Company and its subsidiary guarantors, which information includes the name, address, tax identification number and other information regarding the Company and its subsidiary guarantors that will allow each Commitment Party to identify the Company and its subsidiary guarantors in accordance with the PATRIOT Act and the Beneficial Ownership Regulation.  This notice is given in accordance with the requirements of the PATRIOT Act and Beneficial Ownership Regulation and is effective for each of the Commitment Parties and each of their respective affiliates.

Neither the Company nor any person acting on its behalf will, directly or indirectly (except through Apollo), sell or offer, or attempt or offer to dispose of, or solicit any offer to buy, or otherwise approach or negotiate in respect of, any of the notes contemplated by this Commitment Letter during the term of this Commitment Letter.  As used in these terms and conditions, the terms “offer” and “sale” have the meanings specified in Section 2(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”).

The Company represents that it has not, directly or indirectly, made any offers or sales of the notes contemplated by this Commitment Letter or securities of the same or a similar class as such notes, other than through the Arranger, and will not make an offer or sale of such notes or securities of the same or a similar class as such notes which is or would be integrated with the sale of securities and would require the notes contemplated by this Commitment Letter to be registered under the Securities Act.

The provisions of this Commitment Letter and/or in the Payment Letter relating to compensation, reimbursement of expenses, limitation of liability, indemnification, settlement, affiliate activities, sharing of information, absence of fiduciary relationships, confidentiality, electronic signatures, governing law, waiver of jury trial and waiver of objection to the laying of venue shall remain in full force and effect regardless of whether definitive documentation relating to the Senior Secured Facility shall be executed and delivered and notwithstanding the termination of this Commitment Letter and/or each Commitment Party’s respective commitment hereunder.

Section headings used herein are for convenience of reference only and are not to affect the construction of, or to be taken into consideration in interpreting, this Commitment Letter.

10

This Commitment Letter (including the Term Sheet) and the Payment Letter shall become effective upon execution and delivery by the parties thereto and thereto, respectively.  This Commitment Letter shall terminate at the earliest of (i) after execution of the Merger Agreement and prior to the consummation of the Transactions, the termination of the Merger Agreement in accordance with its terms (or your written confirmation or public announcement thereof), (ii) the consummation of the Merger without the funding of the Senior Secured Facility, (iii) the execution and delivery of definitive documentation relating to the Senior Secured Facility and (iv) March 17, 2026 (such earliest time, the “Termination Date ”); unless each Commitment Party, in its sole discretion, agrees to an extension.  In addition, you shall have the right to terminate this Commitment Letter and the commitments of the Commitment Parties hereunder (or a portion thereof) at any time upon written notice to them from you, subject to the payment of the Financing Alternative Payment (as defined in the Payment Letter), if any; provided that, notwithstanding the foregoing, the indemnification, limitation on liability, payment and compensation (if applicable in accordance with the terms hereof and of the Payment Letter), reimbursement (if applicable), jurisdiction, governing law, venue, service of process, survival and confidentiality provisions contained herein and in the Payment Letter shall remain in full force and effect.  Upon the occurrence of any of the events referred to in the previous two preceding sentences, this Commitment Letter and the commitments of the Commitment Parties hereunder shall automatically terminate unless all of the Commitment Parties shall, in their sole discretion, agree to an extension in writing.  Additionally, the commitment of each Commitment Party with respect to the Senior Secured Facility shall terminate in the event the Merger is consummated without any borrowings under the Senior Secured Facility.

Upon effectiveness of this Commitment Letter, (i) this Commitment Letter supersedes and replaces the commitment letter dated August 15, 2025 between the Commitment Parties and the Company (the “Superseded Commitment Letter”) in its entirety and (ii) the Superseded Commitment Letter shall cease to be in force and effect and no obligations or amounts payable thereunder shall be assumed by or owing to any person.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

11

The Commitment Parties are pleased to have been given the opportunity to assist you in connection with this important financing.

APOLLO CAPITAL MANAGEMENT, L.P., on behalf of one or more investment funds, separate accounts and other entities owned (in whole or in part), controlled, managed and/or advised by it or its affiliates

By: Apollo Capital Management GP, LLC,
its general partner

By:	/s/ William B. Kuesel
	Name:	William B. Kuesel
	Title:	Vice President

APOLLO GLOBAL SECURITIES, LLC

By:	/s/ Daniel Duval
	Name:	Daniel Duval
	Title:	Vice President

[Signature Page to Commitment Letter]

Accepted and agreed to as of the date first above written:

SOHO HOUSE BOND LIMITED

By:	/s/ Andrew Carnie
Name: Andrew Carnie
Title: Chief Executive Officer

[Signature Page to Commitment Letter]

EXHIBIT A

Soho House Bond Limited
Senior Secured Facility
Transaction Summary

Capitalized terms used but not defined in this Exhibit A shall have the meanings set forth in the Commitment Letter to which this Exhibit A is attached and in Exhibits B and C thereto.

On 15 August, 2025, Soho House & Co Inc., a Delaware corporation (the “Target”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with EH Parent LLC, a Delaware limited liability company (“Parent”), EH MergerSub Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), providing for the merger of Merger Sub with and into the Target, with the Target continuing as the surviving corporation (the “Merger”).  Pursuant to the Merger Agreement, Parent has delivered commitment letters from those Persons the names of which are listed as “Equity Investors” in Exhibit D (the “Equity Investors”) pursuant to which each Equity Investor has committed, subject to the terms and conditions thereof, to invest in Merger Sub the cash amounts set forth therein (the “New Equity Investment”).  In connection therewith, it is intended that:

(a)         The Company will incur senior secured first lien loans under a new senior first lien secured facility as described in Exhibit B (the “Senior Secured Facility”);

(b)         The proceeds of the Senior Secured Facility will be applied (i) to refinance in full that certain First Amended and Restated Notes Purchase Agreement, dated as of November 15, 2021 (which amended and restated that certain Notes Purchase Agreement dated March 23, 2021) among the Company, Parent, Global Loan Agency Services Limited, as agent, GLAS Trust Corporation Limited, as collateral agent, the guarantors party thereto and the notes purchasers party thereto (the “Existing Notes Purchase Agreement”), (ii) to finance a distribution to Target in order to facilitate the Merger and (iii) to pay the fees and expenses incurred in connection with the Transactions (such fees and expenses, the “Transaction Costs”);

(c)         The super senior revolving credit facility agreement, originally dated December 5, 2019 and made between, amongst others, Soho House & Co Limited as parent, Soho House Bond Limited as the company, HSBC UK Bank PLC as arranger, Global Loan Agency Services Limited as agent and GLAS Trust Corporation Limited as collateral agent (as amended and/or amended and restated from time to time, and most recently on February 21, 2025 (the “Existing Revolving Credit Facility Agreement”)) shall remain available to be utilized; and

(d)         One or more members of the Group will, via one or more distributions or otherwise, pay or provide funding for the payment of Transaction Costs and other payments to be made in connection with the Merger.

The transactions described above are collectively referred to herein as the “Transactions”.  For purposes of this Commitment Letter and the Payment Letter, “Closing Date” shall mean the date of the satisfaction or waiver of the conditions set forth in Exhibit C and the initial funding of the Senior Secured Facilities.

Exhibit B

Soho House Bond Limited
Senior Secured Facility
Summary of Terms and Conditions

Capitalized terms used but not defined in this Exhibit B are used with the meanings assigned to them in the Commitment Letter and/or the Existing Notes Purchase Agreement (as the context requires).

I.	Parties

	Company:	Soho House Bond Limited, a company incorporated in Jersey with registered number 112133 (the “Company”).

	Parent:	Soho House & Co Limited, a company incorporated in Jersey with registered number 109634 (“Parent”), the direct parent of the Company.

	Guarantors:	Parent and any member of the Group required to become a Guarantor in accordance with “Guarantor Coverage” below.

Guarantor Coverage:
Within one (1) business day of the Closing Date (unless otherwise specified in Annex III), each entity that is listed as a Guarantor in Annex III shall, subject to customary guarantee limitations and the Agreed Security Principles, become a Guarantor and grant the Transaction Security detailed opposite its name in Annex III.

Thereafter, the Company shall ensure that, subject to customary guarantee limitations and the Agreed Security Principles, as soon as reasonably practicable and in any event within 45 days (or, with respect to any member of the Group required to become a Guarantor in accordance with this paragraph which is currently incorporated or formed in a jurisdiction where no Guarantor is incorporated or formed as of the date hereof, 75 days) of the due date for delivery of the Compliance Certificate in respect of each of the Annual Financial Statements (a) all Material Companies are Guarantors and (b) the aggregate EBITDA and gross assets of the Guarantors (calculated on an unconsolidated basis, excluding the EBITDA of any member of the Group that generates negative EBITDA and excluding all intra-Group items and investments in Subsidiaries of any member of the Group), represents not less than 90 per cent. of the Consolidated EBITDA and gross assets of the Group (excluding, for the purposes of calculating the denominator of each such calculation, the contribution to Consolidated EBITDA and gross assets of any member of the Group that is not required to (or cannot) become a Guarantor in accordance with the Agreed Security Principles) (tested annually and calculated by reference to the most recent annual financial statements of the members of the Group (the test referred to herein being the “Coverage Test”)).  For the purpose of determining whether the Coverage Test has been complied with, the Annual Financial Statements shall be adjusted to give pro forma effect to any acquisitions (including through mergers or consolidations) and Disposals of companies, undertakings and businesses which have taken place prior to the last day of the period covered by such Annual Financial Statements and, where this test has to be satisfied in order for a Disposal or resignation of an Obligor to be permitted, to give pro forma effect to the relevant Disposal or resignation.

Material Company:
At any time (a) an Obligor; (b) a wholly-owned member of the Group which is a Holding Company of an Obligor; and (c) a member of the Group (excluding, for the avoidance of doubt, each Excluded SPV and each 956 Entity) which has EBITDA representing 2.50 per cent. or more of Consolidated EBITDA or has gross assets representing 2.50 per cent. or more of the gross assets of the Group.

Agreed Security Principles:
As per the Existing Notes Purchase Agreement, provided that, paragraph 13 of the Agreed Security Principles shall be deleted and, save as described in Annex III, paragraph 14 of the Agreed Security Principles shall be updated to clarify that there shall be no requirement for any entity to accede to the Definitive Documentation as a Guarantor or grant any Security (or for any Security to be granted in respect of the shares or other interests in or receivables owing from such entity) to the extent that such entity is a Permitted Joint Venture[1], an Excluded SPV, a 956 Entity (as defined below) or not incorporated in a Guarantor Jurisdiction.

For the purposes of this Term Sheet:

“956 Entity” means each of BN MidCo Ltd, BN AcquireCo Ltd, Abertarff Ltd, SHLC OpCo, S de R.L. de C.V, SHMX OpCo, S de R.L. de C.V, Soho House Limited, Soho House (Management Services) Limited, SH Acquireco Tel Aviv Limited and SHG Acquisitions Ltd.

Section 956 / CFC Provisions:
Clauses 21.14 (Guarantee limitation - deemed dividends) and 29.8 (Release of Security following the occurrence of a 956 Transaction Security Release Event), and paragraph (c) of Clause 32.1 (Payments to Finance Parties) of the Existing Notes Purchase Agreement shall be deleted.

Any pledge of the equity of a first-tier 956 Entity shall include 100% of the non-voting equity and 65% of the voting equity of such 956 Entity.

1
Provided that the shares in a Permitted Joint Venture may be subject to the security granted by a Guarantor under an all-assets security document (English law debenture or US security agreement) to the extent not otherwise exempt from the requirement to be given by the Agreed Security Principles.

Ex. B - 2

Group:	The Company and its Subsidiaries. Unrestricted Subsidiary concept to be removed and references to the Restricted Group shall be updated to refer to the Group.

Excluded SPVs:	Each Miami SPV, each Scorpios SPV and Soho Works Limited only.

Arranger:	Apollo Global Securities, LLC (“AGS”, in such capacity, the “Arranger”).

Administrative Agent:	As appointed in accordance with the Commitment Letter (in such capacity, the “Administrative Agent”).

Investors:	ACM and/or one or more investment funds, separate accounts, and other entities owned (in whole or in part), controlled, managed, and/or advised by it or its affiliates (collectively, the “Investors”).

Cash Sweeps:
The Company shall procure that: (a) for each fiscal year of the Company, commencing with the first financial year after the Closing Date, at the earlier of (x) the date that is 10 days following the date of delivery of the audited consolidated financial statements of the Target for such fiscal year and (y) the date that is 130 days after the end of each such fiscal year, any Unrestricted Miami Cash will be distributed, contributed or otherwise made available to Soho House, LLC or another Guarantor and (b) for each calendar month, commencing with the first complete calendar month after the Closing Date, within 10 days after the end of each such calendar month, any Unrestricted Soho House Limited Cash will be distributed, contributed or otherwise made available to Soho House UK Limited or another guarantor (in each case, such amount being the “Cash Sweep Amount”) provided that to the extent a Permitted Investment has been made in any of the Miami Cash Sweep Entities or Soho House Limited following the Closing Date, the Permitted Investment capacity so utilized (the “Utilized Capacity Amount”) shall be restored by an amount equal to the lower of the Cash Sweep Amount and the Utilized Capacity Amount.  If the date on which any Cash Sweep Amount is required to be paid pursuant to this section falls on a day that is not a Business Day, the relevant distribution, contribution or other payment of the relevant Cash Sweep Amount shall be made on the Business Day immediately following such date.

Notwithstanding any term of the Definitive Documentation, there shall be no requirement for an Excluded SPV to accede to the Intercreditor as an “Intra-Group Lender”, and paragraph 3.2.6(a) of Schedule 14 (Restrictive Covenants) to the Existing Notes Purchase Agreement shall be amended accordingly.

Ex. B - 3

“Miami Loan Documents” means the loan agreement dated on or about May 11, 2023 and made between Beach House Owner, LLC, as borrower, and JPMorgan Chase Bank, National Association and Citi Real Estate Funding Inc., collectively, as lender, and related loan documents, as the same may be amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

“Unrestricted Miami Cash” means any cash held by the Miami Cash Sweep Entities which is not required (as determined by the Company, acting reasonably and in good faith) to be retained by the Miami Cash Sweep Entities to make payments under, or otherwise comply with the terms of, the Miami Loan Documents, or otherwise for application towards the bona fide business expenditure of the Miami SPVs and which can, without material cost or expense (including material Tax liability), lawfully (and subject to reasonable compliance with fiduciary duties in respect of the entity concerned, its directors or its officers) be distributed, contributed or otherwise made available to Soho House LLC or another Guarantor.

“Unrestricted Soho House Cash” means any cash held by Soho House Limited which is not required (as determined by the Company, acting reasonably and in good faith) to be retained by Soho House Limited to make payments in application towards the bona fide business expenditure of Soho House Limited or its Subsidiaries and which can, without material cost or expense (including material Tax liability), lawfully (and subject to reasonable compliance with fiduciary duties in respect of the entity concerned, its directors or its officers) be distributed, contributed or otherwise made available to Soho House UK Limited or another Guarantor.

II.	Senior Secured Facility

	Type and Amount of Senior Secured Indebtedness Loans:	A senior secured facility (the “Senior Secured Facility”) in the amount of $695.0 million (the indebtedness thereunder, the “Senior Secured Indebtedness”).

	Availability:	The Senior Secured Facility shall be available in U.S. Dollars on the Closing Date in a single drawing.

Ranking:
As Pari Passu Liabilities as defined in, and pursuant to, the intercreditor agreement originally dated September 27, 2013 between, amongst others, Soho House Bond Limited and Wells Fargo Trust Corporation Limited (as amended and restated from time to time as most recently by an amendments deed dated 23 March 2021) (the “Intercreditor Agreement”); provided that (i) the indebtedness in an aggregate principal amount not to exceed £75.0 million incurred by the Company pursuant to the Existing Revolving Credit Facility (as may be amended, restated, amended and restated or otherwise modified, refinanced or replaced from time to time after the date hereof) or any other Credit Facility and (ii) the incurrence of Hedging Obligations as contemplated by paragraph 3.2.8 of Schedule 14 (Restrictive Covenants) to the Existing Notes Purchase Agreement, and, in each case, liens granted in connection therewith shall be deemed Super Senior Liabilities under the Intercreditor Agreement.

Ex. B - 4

	Maturity:	6 years after the Closing Date (the “Maturity Date”).

Purpose:
The proceeds of the Senior Secured Indebtedness will be used to (i) refinance the Existing Notes Purchase Agreement and (ii) pay Transaction Costs, and will be made available in a single draw on the Closing Date.

	Repayment profile:	Bullet repayment (no amortization).

III.	Collateral

Closing Date Collateral:
Subject to the Agreed Security Principles, and the Intercreditor Agreement, Parent shall grant a Jersey law security confirmation agreement in respect of the existing Jersey law security interest agreements executed by the Parent over its shareholding in 100% of the shares in the Company and in relation to any receivables owed to the Parent by the Company.

Post-Closing Date Collateral:
Subject to the Agreed Security Principles and the Intercreditor Agreement, within one (1) business day of the Closing Date (unless otherwise specified in Annex III) each member of the Group identified in Annex III shall grant the Transaction Security specified opposite its name in Annex III, thereafter as per the Agreed Security Principles.  Sidley Austin LLP and other counsel to the Company shall initially prepare the security documentation necessary to timely complete the Post-Closing Date Collateral, with it being understood that Gibson, Dunn & Crutcher LLP and other counsel to the Investors will review and take such other measures customarily performed by counsel to investors in similar transactions.

The Closing Date Collateral and the Post-Closing Date Collateral together, the “Collateral”.

Agreed Security Principles:
As per Existing Notes Purchase Agreement, as updated to reflect any subsequent changes in applicable law and provided that there shall be no requirement for an Excluded SPV, a 956 Entity or Soho House (Hong Kong) Limited to accede as a Guarantor nor shall any security be granted by or over the ownership interests in an Excluded SPV, a 956 Entity or Soho House (Hong Kong) Limited.

Ex. B - 5

IV.	Prepayments

Mandatory Prepayments/Redemptions:

The Senior Secured Indebtedness shall be prepaid or redeemed in full, in cash, at par (including capitalized interest paid in kind) plus accrued interest, plus prepayment premiums, if any, upon the occurrence of a Change of Control (to be defined as based upon the Existing Notes Purchase Agreement, subject to the deletion of the reference to “one or more Permitted Holders” in paragraph (2) of such definition).

The definition of Initial Investors shall be updated to capture persons that remain direct or indirect investors in the Company following the Merger, including the Equity Investors and the Reinvestment Stockholders (as each such term is defined in the Merger Agreement).

Additionally, the net proceeds to the Company, Parent or any subsidiary of the Company from any asset sale shall be subject to the same prepayment requirements contained in Clause 11.2 (Disposal Proceeds) of the Existing Notes Purchase Agreement, at par (including capitalized interest paid in kind) plus accrued interest; provided that the threshold in clause (b) of the definition of “Excluded Disposal Proceeds” set forth in Clause 11.2 (Disposal Proceeds) of the Existing Notes Purchase Agreement shall be amended to the greater of £5.0 million and 3.0% of LTM Consolidated EBITDA.

Optional Prepayment/Redemption:

The Senior Secured Indebtedness may be prepaid or redeemed, in whole or in part, at the option of the Company, at any time, provided that in relation to a voluntary prepayment, any mandatory prepayment upon a Change of Control and/or upon acceleration of the Senior Secured Indebtedness, a 2-year non-call period (subject to customary make-whole payments based on a discount rate equal to the applicable yield to maturity of U.S. Treasury notes with a maturity closest to the second anniversary of the Closing Date plus 50 basis points), and at par (including capitalized interest paid in kind) plus accrued interest thereafter; provided, however, that during each year following the Closing Date but prior to the second anniversary of the Closing Date, the Company shall be permitted to prepay or redeem up to $50.0 million of the Senior Secured Indebtedness, at the Company’s election, which prepayment or redemption will not require the payment of any such make-whole amounts, and unused amounts in a one-year period may be carried forward to the immediately following year, without limitation.

Ex. B - 6

V.	Certain Payment Provisions

	Fees and Interest Rates:	Paid on a quarterly basis as follows:

•    if LTM Adjusted EBITDA is less than $275.0 million, the Company may elect that the Senior Secured Indebtedness bear interest at a rate per annum equal to (x) 10.750% in cash or (y) (i) 5.375% in cash and (ii) 5.375% paid in kind;

•     if LTM Adjusted EBITDA is less than $300.0 million but greater than $275.0 million, the Company may elect that the Senior Secured Indebtedness bear interest at a rate per annum equal to (x) 10.250% in cash or (y) (i) 5.125% in cash and (ii) 5.125% paid in kind;

•     if LTM Adjusted EBITDA is less than $350.0 million but greater than $300.0 million, the Company may elect that the Senior Secured Indebtedness bear interest at a rate per annum equal to (x) 9.500% in cash or (y) (i) 4.750% in cash and (ii) 4.750% paid in kind;

•     if LTM Adjusted EBITDA is less than $400.0 million but greater than $350.0 million, the Company may elect that the Senior Secured Indebtedness bear interest at a rate per annum equal to (x) 8.500% in cash or (y) (i) 4.250% in cash and (ii) 4.250% paid in kind;

•    if LTM Adjusted EBITDA is greater than $400.0 million, the Company may elect that the Senior Secured Indebtedness bear interest at a rate per annum equal to (x) 7.500% in cash or (y) (i) 3.750% in cash and (ii) 3.750% paid in kind;

“LTM Adjusted EBITDA” shall be defined in a manner consistent with the definition of “LTM Consolidated EBITDA” in the Existing Revolving Credit Facility Agreement, subject to (i) the inclusion of an add-back for enterprise resource planning and other execution expenses; (ii) the inclusion of an uncapped add-back for cash fees and expenses associated with the Transactions; and (iii) a 35.0% cap (for the avoidance of doubt, cap calculated on LTM Adjusted EBITDA calculated prior to the inclusion of any Capped Adjustments) on the aggregate amount of Capped Adjustments provided that such cap shall exclude cash transaction fees associated with the Transaction, which may be added back to LTM Adjusted EBITDA without limitation.

“Capped Adjustments” means: (a) Pro Forma Adjustments (as defined in the Existing Revolving Credit Facility Agreement), (b) adjustments described in paragraphs (d), (e), (h), (l) and (m) of the definition of Consolidated EBITDA (as defined in the Existing Revolving Credit Facility Agreement), enterprise resource planning expenses and other execution expenses (but shall exclude, for the avoidance of doubt, cash Transaction expenses).

	Default Rate:	At any time when the Company is in default in the payment of amounts payable under the Senior Secured Facility, such amount shall bear interest at 2% above the rate otherwise applicable thereto.

	Rate and Fee Basis:	All per annum rates shall be calculated on the basis of a year of 365 days for actual days elapsed.

Ex. B - 7

VI.	Certain Conditions

	Initial Conditions:	Subject to the Conditionality Provision, the availability of the Senior Secured Facility on the Closing Date will be subject only to the conditions precedent set forth in Exhibit C.

	Drawdown notice:	U-5 Business Days, 9.00 a.m. New York

VII.	Certain Documentation Matters

The definitive documentation for the Senior Secured Facility (the “Definitive Documentation”) will be based on the Existing Notes Purchase Agreement (including with respect to the representations and warranties, affirmative covenants, negative covenants, conditions precedent, and events of default), and shall contain those terms and conditions usual for facilities and transactions of this type as may be reasonably agreed by the Company, Arranger and the Investors, modified as necessary (i) to reflect the nature of the Senior Secured Facility and this Term Sheet, (ii) to modify the negative covenants as described in Annex I, and (iii) will be initially prepared by Sidley Austin LLP, as counsel to the Company and shall contain (but not be limited to) the terms set forth in this Exhibit B and be negotiated in good faith within a reasonable time period to be determined based on the expected Closing Date (with the initial drafts of the Definitive Documentation be delivered by Sidley Austin LLP within 60 days (or sooner if reasonably practicable) of the date hereof but no later than the date that is 30 days prior to the expected Closing Date). For the avoidance of doubt, the Senior Secured Facility shall be subject to the Intercreditor Agreement as Pari Passu Liabilities and the Investors shall accede to the Intercreditor Agreement as Pari Passu Creditors.  The Definitive Documentation shall contain representations, warranties, covenants and events of default described below (this provision, the “Documentation Principles”).

Representations and
Warranties:
The Definitive Documentation shall contain representations and warranties to be based on the representations and warranties set forth in the Existing Notes Purchase Agreement, with any modifications to be satisfactory to the Company and the Investors (each acting reasonably and in good faith).

	Financial covenant:	None.

Ex. B - 8

Affirmative Covenants:
The Definitive Documentation shall contain affirmative covenants to be based on the affirmative covenants set forth in the Existing Notes Purchase Agreement, including (i) the delivery of audited consolidated financial statements of the Target for each fiscal year within 120 days after the end of each such fiscal year, (ii) the delivery of consolidated financial statements / management accounts of the Target (which shall include performance indicators relating to total membership numbers and a reconciliation of net paying members movement on year-to-date, “by house” basis, and summarized “by-house” P&L) for each of the first three fiscal quarters within 45 days after the end of each such fiscal quarter, (iii) consolidated management accounts for each fiscal month within 45 days after the end of each such fiscal month, (iv) delivery of compliance certificates, (v) delivery of a copy of the annual budget for each fiscal year within 30 days of the start of each such fiscal year, (vi) delivery of such other information as is contemplated by Clause 23.7 (Information – miscellaneous) of the Existing Notes Purchase Agreement (provided that any reference to Miami Loans therein shall also capture any other Indebtedness of the Group the principal amount of which exceeds $50.0 million), (vii) the notification of default as is contemplated by Clause 23.8 (Notification of default) of the Existing Notes Purchase Agreement, (viii) the details of any material litigation as is contemplated by paragraphs (b) and (c) of Clause 23.7 (Information - miscellaneous) of the Existing Notes Purchase Agreement, (ix) promptly upon becoming aware of it, a notification of any Asset Sale, the aggregate value of which exceeds the greater of £5.0 million and 3.0% of LTM Consolidated EBITDA and (x) promptly upon becoming aware of it, a notification of any Affiliate Transaction involving aggregate payments or consideration in excess of £1.0 million.

“Affiliate Transaction” has the meaning given to such term in the Notes Purchase Agreement.

Notwithstanding the foregoing, all reporting and other information requirements in the Definitive Documentation shall be subject to any restrictions under applicable law or regulatory restrictions relating to the supply of information concerning the Group or otherwise binding on any member of the Group or any direct or indirect holding company of the Company and no disclosure of such information (other than the delivery of financial statements, compliance certificates and any KYC information) shall be required if as a result of such disclosure a member of the Group or any direct or indirect holding company of the Company would be obliged to make an announcement to any listing authority and/or stock exchange (or in accordance with applicable listing, disclosure and/or stock exchange rules) which it would not otherwise have been required to make or would contravene any applicable laws or regulations or stock exchange requirements.

Any other modifications to be satisfactory to the Company and the Investors (each acting reasonably and in good faith).

Ex. B - 9

Negative Covenants:
The Definitive Documentation shall contain negative covenants to be based on the negative covenants set forth in the Existing Notes Purchase Agreement, subject to modifications as described in Annex I.

Indebtedness, Liens, Investments in the form of loans/guarantees and Affiliate Transactions described in the schedule provided by the Company to the Commitment Parties prior to August 15, 2025 (with such other modifications consented to in writing by the Commitment Parties) to be grandfathered and permitted for all purposes.

Steps necessary to consummate the Transactions (including the use of any Group cash to satisfy Transaction uses and any related Restricted Payment) to be permitted for all purposes.  All Unrestricted Subsidiary provisions to be removed.

No other modifications will be made to the negative covenants, unless satisfactory to both the Company and the Investors (each acting reasonably and in good faith).

Events of Default:
The Definitive Documentation shall contain events of default to be based on the events of default set forth in the Existing Notes Purchase Agreement, with the following modifications: (i) failure to pay principal or interest when due and payable shall be subject to a grace period of one (1) Business Day only, (ii) an event of default under the Definitive Documentation shall also occur if any creditor of any member of the Group or the Parent becomes entitled to declare an event of default in respect of any Indebtedness in excess of $25.0 million of any member of the Group or the Parent (however described) and (iii) failure by any member of the Group identified in Annex III to become a Guarantor or to grant the Transaction Security specified opposite its name in Annex III within one (1) business day of the Closing Date (unless otherwise specified in Annex III or such failure is the result of the Arranger’s or Investors’ failure to use commercially reasonable efforts to cooperate with the process of granting the relevant guarantees and the Transaction Security in a timely manner), in the case of each of the foregoing clauses (i) through (iii), unless the same is capable of remedy and is remedied within 15 Business Days of the earlier of (x) the Agent giving notice to the Company or (y) the relevant Obligor becoming aware of the failure to comply.  For the avoidance of doubt, upon the occurrence of an event of default as described in clause (iii) of the preceding sentence, the Investors shall have the right accelerate the maturity of the Senior Secured Indebtedness and all obligations under the Senior Secured Facility.

Any other modifications to be satisfactory to the Company and the Investors (each acting reasonably and in good faith).

Ex. B - 10

Transfers:
The Definitive Documentation shall contain assignment, transfer and sub-participation provisions consistent with the Existing Notes Purchase Agreement, provided that (i) Company consent (in its sole and absolute discretion) shall be required for any transfer, assignment, sub-participation or similar arrangement (a “Transfer”) of unfunded commitments prior to the Closing Date unless such Transfer is made by Apollo to an affiliate or an investment fund, separate account, or other entity owned (in whole or in part), controlled, and/or managed by ACM or its affiliates (together the “Apollo Entities”), and (ii) following the Closing Date, Company consent (not to be unreasonably withheld, conditioned or delayed) shall be required in respect of any Transfer other than a Transfer (a) to an affiliate or related fund of the transferor, (b) to any person named on the “approved list” of noteholders and potential noteholders agreed by the Company and the Commitment Parties on or prior to the date of the Commitment Letter, or (c) at a time when an event of default in respect of non-payment or insolvency is continuing.

Notwithstanding anything to the contrary, the Company’s consent (in its sole and absolute discretion) shall be required for any Transfer to an Industry Competitor, Loan to Own/Distressed Investor or Defaulting Lender, or any Transfer which would result in the Apollo Entities’ aggregate commitments or effective participations in the Senior Secured Facility ceasing to aggregate more than 66 2/3 per cent.  of the total commitments under the Senior Secured Facility.

Clause 27.8 (Security over Noteholders’ rights) of the Existing Notes Purchase Agreement shall apply with such other modifications to be satisfactory to the Company and the Investors (each acting reasonably and in good faith).

Voting:
Amendments and waivers with respect to the Definitive Documentation shall require the approval of Investors holding not less than 66 2/3% of the aggregate amount of the Senior Secured Indebtedness, except that the consent of 100% of the Investors shall be required with respect to (among other things) (i) modifications to any of the voting percentages or pro rata sharing provisions, (ii) a change of the Company or Guarantors except as permitted by the Definitive Documentation, (iii) a change in the date of payment of any amounts payable, (iv) reductions in amount of any payment of principal, interest, fees, or other amounts payable, (v) the incurrence or issuance of indebtedness ranking senior or pari passu to the Senior Secured Facility (other than pursuant to the Existing Revolving Credit Facility Agreement), (vi) subordinating the payment obligations under the Senior Secured Facility to any other indebtedness or the liens securing any of the obligations under the Senior Secured Facility to any other lien securing any other indebtedness subject to the Intercreditor Agreement (excluding, for the avoidance of doubt, incurrence of super senior indebtedness permitted as set forth under the heading “Ranking” above under the original form of the Definitive Documentation) and (vii) releases of all or substantially all of the guarantees of the Guarantors or releases of liens on all or substantially all of the Collateral.  Customary anti-LME protections to be discussed and, to the extent reasonably necessary, reasonably agreed upon between the parties.

Ex. B - 11

Tax:
The Definitive Documentation shall include customary tax provisions with respect to VAT, tax representations, tax covenants, tax credits and stamp taxes, and a gross-up for withholding taxes (subject only to (i) with respect to UK withholding tax matters, carve-outs which are typical for listed debt, and (ii) with respect to US withholding tax matters, matters typically included as “Excluded Taxes” in an LSTA-style credit agreement).

The Definitive Documentation shall include a customary provision enabling the Senior Secured Indebtedness to be prepaid or redeemed at par in the event of a claim for U.K. withholding taxes pursuant to the tax gross-up, tax indemnity and/or increased costs provisions.

The Senior Secured Facility shall be listed on a recognized stock exchange prior to the first interest payment date under the Senior Secured Facility.

The “Increased Costs” provision shall be substantively consistent with the LSTA with respect to taxes.

The parties hereto shall maintain applicable registers so that the indebtedness evidenced by the Definitive Documentation is treated as being in registered form for United States tax purposes.

The Company will treat the Senior Secured Indebtedness as indebtedness for U.S. federal income tax purposes and not as a “contingent payment debt instrument” under Treasury Regulation section 1.1275-4 (the “Tax Treatment”). The Company and its affiliates shall file all U.S. tax returns and report consistently with the Tax Treatment unless otherwise required by a “determination” within the meaning of Section 1313 of the Internal Revenue Code of 1986, as amended.

On each interest payment date occurring after the first accrual period after 5 years, excluding the interest payment date that falls on the Maturity Date of the Senior Secured Indebtedness, the Company shall pay, without premium or penalty, that portion of the Senior Secured Facility outstanding on such interest payment date equal to Senior Secured Indebtedness’s AHYDO Amount on such interest payment date.

Ex. B - 12

“AHYDO Amount” means, as of any interest payment date and with respect to the Senior Secured Indebtedness, the portion of the then-outstanding principal amount of the Senior Secured Indebtedness equal to the difference between (i) the excess of (A) the sum of all interest accrued or paid with respect to the Senior Secured Facility as of such interest payment date (including all original issue discount) over (B) the sum of all cash interest payments made with respect to the Senior Secured Indebtedness on or prior to such interest payment date, and (ii) the product of (A) such Senior Secured Indebtedness’s original issue price and (B) such Senior Secured Indebtedness’s yield to maturity, all such items to be computed so as to yield the smallest amount, the timely payment of which hereunder shall cause such Senior Secured Indebtedness not to be an “applicable high yield discount obligation” within the meaning of Section 163(i)(1) of the Code (or any successor provision of similar import).

Limitation of Liability, Expenses and Indemnity:	To reflect corresponding provisions of the Commitment Letter.

Amendment costs	As per Clauses 20.2 (Amendment costs) of the Existing Notes Purchase Agreement.

Enforcement and preservation costs	As per Clause 20.3 (Enforcement and preservation costs) of the Existing Notes Purchase Agreement.

Governing Law:	English law, other than:

(a) certain information covenants, incurrence covenants and events of default under the Definitive Documentation which will be interpreted in accordance with the laws of New York; and

(b)            the documents taking security over the Collateral which shall be governed by the appropriate local law consistent with the approach set out in the agreed security principles under the Definitive Documentation.

Forum:
Exclusive jurisdiction of the English courts other than the documents taking security over the Collateral which shall provide for the exclusive jurisdiction of the appropriate local law (for the avoidance of doubt, to the extent such local law governs).

Counsel to the
Arranger:	Gibson, Dunn & Crutcher LLP.

Ex. B - 13

Annex I

Negative Covenants

The negative covenants set forth in the Definitive Documentation shall reflect those in the Existing Notes Purchase Agreement subject only to the following amendments and the negotiations of the parties hereto as of the date hereof.  Section and paragraph references used in this Annex I are to sections and paragraphs of Schedule 14 (Restrictive Covenants) to the Existing Notes Purchase Agreement.

1.	With respect to limitations on the incurrence of indebtedness and issuance of preferred stock:

a.
capital lease obligations – the basket in paragraph 3.2.4(a) shall be amended to £37.5 million (and, for the avoidance of doubt, such basket shall not contain a grower), and paragraph 3.2.4(b) shall be deleted on the basis that the Rhinebeck lease (along with the Line DC and Oakley Court leases) will be grandfathered under paragraph 3.2.2 (and capable of refinancing via Permitted Refinancing Indebtedness permission under 3.2.5); in each case, in the amounts set forth on the schedule of indebtedness contained in the Definitive Documentation;

b.	local facilities – the basket in paragraph 3.2.12(b) shall be amended to the greater of £12.5 million and 10% of LTM Consolidated EBITDA;

c.	general basket – the basket in paragraph 3.2.20 shall be amended to the greater of £37.5 million and 25% of LTM Consolidated EBITDA;

d.
joint ventures – paragraph 3.2.17 shall be updated to read “Indebtedness incurred on behalf of, or representing guarantees of Indebtedness of, Joint Ventures of the Company or any Subsidiary in an aggregate principal amount at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this paragraph 3.2.17, not to exceed the greater of £37.5 million and 25% of LTM Consolidated EBITDA”;

e.
SPV Indebtedness – paragraph 3.2.19 shall be updated to read “the incurrence by any SPV Entity (other than any Scorpios SPV) of any SPV Indebtedness that is Non-Recourse Debt; provided that: (a) with respect to any Indebtedness of any Miami SPV incurred after the date of this Agreement, (i) pro forma for such increase, the Miami Loan to Value Ratio shall not exceed 65% and (ii) any such Indebtedness shall (A) be used to fund capital expenditures, projects and/or other expenditures related to the Miami Property or (B) be distributed or otherwise provided to the Guarantors, and shall not be used for the purpose of funding other assets; and (b) the Indebtedness of Soho Works Limited shall not exceed £40.0 million at any time outstanding”;

f.
Indebtedness of non-Guarantors – the aggregate principal amount of Indebtedness incurred by Non-Obligors and at any time outstanding pursuant to paragraph 3.2 (as amended pursuant to this Annex I) excluding (i) any Indebtedness permitted to be incurred pursuant paragraph 3.2.19 (as amended by paragraph (e) above) and (ii) Indebtedness owed to another member of the Group, shall not to exceed £25.0 million (the “Non-Guarantor Indebtedness Basket”); and

Annex I to Ex. B - 1

g.
further restrictions – Soho-Ryder Acquisition, LLC and Sunshine Future Projects Limited (each, a “Pledged SPV”) may not incur Indebtedness pursuant to the Non-Guarantor Indebtedness Basket, paragraph 3.2.17 as amended pursuant to paragraph (d) above or paragraph 3.2.20 as amended pursuant to paragraph (c) above unless the Equity Interests in such Pledged SPV are subject to Transaction Security.

2.	With respect to limitations on restricted payments and investments:

a.	management equity repurchases – the shared basket in paragraph 2.2.5 and paragraph (9) of the definition of “Permitted Investments” shall be amended to £45.0 million;

b.
sponsor management fees carry-forward – the amount of Restricted Payments permitted to be paid pursuant to the basket in paragraph 2.2.8 shall be increased by an amount equal to the unused capacity under such basket in each previous Financial Year ending following the Closing Date;

c.
HoldCo Debt interest –an additional permission shall be included to permit any payments to a Parent Entity to facilitate the payment of cash interest  (including any AHYDO catch-up payment, if any) in respect of the $150 million senior unsecured notes facility to be incurred by Soho House Holdings Limited in connection with the Transactions;

d.
non-Guarantor investments basket – the basket in clause (1)(e) of the definition of “Permitted Investments” shall be amended to the greater of £30.0 million and 20% of LTM Consolidated EBITDA (for the avoidance of doubt, current wording re: net of distributions and returns to be retained);

e.
investments in joint ventures – the basket in paragraph (14) of the definition of “Permitted Investments” shall be amended to the greater of £30.0 million and 25% of LTM Consolidated EBITDA and shall include a proviso that the relevant Joint Venture and the Investment must be for bona fide business purposes and that the relevant Joint Venture must be with a non-Affiliate, or non-Affiliates;

f.	general investments basket – the basket in paragraph (16) of the definition of Permitted Investment shall be amended to the greater of £22.5 million and 15% of LTM Consolidated EBITDA;

g.
guarantees of non-Guarantors – the following additional permission shall be included in the definition of Permitted Investment: any Investment in a Non-Obligor constituting a guarantee of such Non-Obligor’s obligations pursuant to a lease, building contract and/or project development contract provided that such obligations do no constitute Indebtedness (and, for the avoidance of doubt, any such guarantee shall be permitted for all purposes under the definitive documentation);

h.
acquisitions of entities that become Restricted Subsidiaries – the basket in paragraph (3) of the definition of Permitted Investment shall be amended such that paragraph (c) thereof shall be deleted and replaced with a requirement that, if the relevant Target will not become a Guarantor within 75 days of becoming a Restricted Subsidiary, then the amount of such Investment (when aggregated with all other Investments in such non-Guarantor Targets at any time outstanding) shall not exceed £25.0 million; and

Annex I to Ex. B - 2

i.	ratio-based restricted payment and/or investment capacity – none.

3.	With respect to limitations on the creation and incurrence of liens:

a.	general liens basket –

i.
the basket in paragraph (17) shall be amended to the greater of £7.5 million and 5% of LTM Consolidated EBITDA, but limited to Liens incurred in the ordinary course of business and not securing Indebtedness for borrowed money; and

ii.
a Pledged SPV may not incur Liens pursuant to the basket in paragraph (17) of the definition of Permitted Lien (as amended by sub-paragraph (i) above) unless the Equity Interests in such Pledged SPV are subject to Transaction Security; and

b.
subsidiary negative pledge – the Company will not, and the Company will not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind on its Equity Interests in any Specified Negative Pledge Entity, other than a Permitted Lien described under paragraphs (1), (2), (8), (9), (11), (12), (13), (16), (19) and (25) of the definition Permitted Lien. “Specified Negative Pledge Entity” shall mean each of Q Hellas PC, PARAGA BEACH CATERING AND ENTERTAINMENT SERVICES SOCIETE ANONYME S.A., (only to the extent the Sunshine Future Projects Consent (as defined in Annex III) is not achieved) Sunshine Future Projects Limited, SCO bodrum Turizm Yatirimlari Anonim Sirketi, (only to the extent the Mimea Consent (as defined in Annex III) is not achieved) Mimea XXI, S.L., FB MX OpCo, S.A. de C.V., 139 Ludlow Acquisition, LLC., Raycliff Shoreditch Holdings LLP, (only to the extent the Miami Lender Consent (as defined in Annex III) is not achieved) Soho-Ryder Acquisition LLC, SHG Acquisition (UK) Ltd, Soho House (Management Services) Limited and Soho House BHC LLC.

4.	With respect to limitations on transaction with affiliates:

a.	de minimis threshold – the threshold in paragraph 7.1 shall be amended to the greater of £5.0 million and 3.0% of LTM Consolidated EBITDA;

b.	board majority approval threshold – the threshold in paragraph 7.1.2 shall be amended to the greater of £10.0 million and 6.5% of LTM Consolidated EBITDA; and

c.	fairness opinion threshold – the threshold in paragraph 7.1.3 shall be amended to the greater of £15.0 million and 10% of LTM Consolidated EBITDA.

5.	Tax Distributions: Notwithstanding anything to the contrary, the following distributions, payments or other transfers (“Permitted Tax Distributions”) will not be prohibited:

a.
if and for so long as the Company or any of its direct, indirect, existing or future subsidiaries are members of a consolidated, combined or similar income Tax group for U.S. federal and/or applicable U.S. state or local income Tax purposes or are entities treated as disregarded from any such members for U.S. federal income Tax purposes of which Soho House & Co Inc. is the common parent (a “Tax Group”), the Company may make distributions to the common parent company of such Tax Group to pay any such consolidated, combined or similar income Taxes of such Tax Group that are due and payable by such common parent company for such taxable period, but only to the extent attributable to the income of the Company and/or its other subsidiaries; provided that the amount of such Permitted Tax Distributions for any taxable period shall not exceed the amount of such Taxes that the Company and/or its applicable subsidiaries (as applicable) would have paid had the Company and/or such subsidiaries, as applicable, been a stand-alone corporate taxpayer (or a stand-alone corporate Tax Group) for all applicable tax periods;

Annex I to Ex. B - 3

b.
if and for so long as the Company and/or any of its direct, indirect, existing or future subsidiaries (“UK Group Companies”) are members of a group, fiscal unity or group payment arrangement for any United Kingdom Tax purpose with Parent, Soho House Holdings Limited and/or any other direct, indirect, existing or future UK tax resident parent of the Company (“UK Parent Companies”), any distributions or other payments by the UK Group Companies to the UK Parent Companies in respect of or on account of United Kingdom Taxes payable or accounted for by the UK Parent Companies, but only to the extent such Taxes are attributable to the UK Group Companies; provided that: a) the UK Parent Companies duly pay over the amount of such distribution or other payment to the United Kingdom Tax authority such that the UK Group Companies are discharged from the obligations they would otherwise have had to such Tax Authority in respect of such Taxes; and b) the amount of such distributions or other payments for any taxable period shall not exceed the amount of such Taxes that the UK Group Companies would have paid for that taxable period had they paid such Taxes on a separate company basis or if the UK Group Companies were the sole members of such group, fiscal unity or group payment arrangement for United Kingdom Tax purposes;

c.
if and for so long as the Company and/or any of its direct, indirect, existing or future subsidiaries which are tax resident in a jurisdiction are members of a consolidation, group or fiscal unity for any Tax purpose pursuant to the laws of such jurisdiction with any direct, indirect, existing or future parent of the Company which is tax resident in such jurisdiction, any distributions or other payments by the Company and/or such subsidiaries to such parent entity in respect of or on account of Taxes imposed by such jurisdiction that are due and payable by such parent entity, but only to the extent such Taxes are attributable to the Company and/or such subsidiaries; provided that the amount of such distributions or other payments for any taxable period shall not exceed the amount of such Taxes that the Company and/or such subsidiaries would have paid for that taxable period had they paid such Taxes on a separate company basis or if the Company and/or such subsidiaries were the sole members of such consolidation, group or fiscal unity for such Tax purposes;

d.
any payment by the UK Group Companies to the UK Parent Companies as consideration for the surrender or other transfer of any Tax reliefs by the UK Parent Companies to the UK Group Companies; provided, however, that the amount of such payment for any taxable period shall not exceed the Tax saving, refund or repayment realized by the UK Group Companies for that taxable period as a result of such surrender or transfer of Tax reliefs; and

e.
any surrender or other transfer of any Tax reliefs by the UK Group Companies to the UK Parent Companies in consideration for a payment by the UK Parent Companies to the UK Group Companies; provided, however, that the amount of such payment for any taxable period is at least equal to the Tax saving, refund or repayment realized by the UK Parent Companies for that taxable period as a result of such surrender or transfer of Tax reliefs.

Annex I to Ex. B - 4

6.	Miscellaneous:

a.	for the avoidance of doubt, Unrestricted Subsidiaries provisions shall be removed, and there shall be no Unrestricted Subsidiaries or ability to designate future Unrestricted Subsidiaries;

b.	the Transactions shall be permitted pursuant to Clause 26.21 (Excluded Matters); and

c.
the Company is currently undertaking an exercise of cleaning up its legacy intra-group balances which is expected to be completed prior to the Closing Date. Should this not be the case, to be further discussed and agreed upon between the Parties, acting reasonably.

Annex I to Ex. B - 5

EXHIBIT C

Soho House Bond Limited
Senior Secured Facility
Conditions

Except as otherwise set forth below, the availability and the initial funding on the Closing Date of the Senior Secured Facility shall be subject solely to the satisfaction (or waiver by the Commitment Parties) of the following conditions (in each case, subject to the Conditionality Provision).  Capitalized terms used but not defined herein have the meanings set forth in the Commitment Letter to which this Exhibit C is attached and in Exhibits A and B thereto.

1.         The Target has irrevocably notified the Parent (as defined in the Merger Agreement) in writing that the Target stands ready, willing and able to consummate the Merger in accordance with the terms of the Merger Agreement prior to or substantially concurrently with the initial borrowing under the Senior Secured Facility to be funded on the Closing Date, but without giving effect to any amendments, waivers or consents that are materially adverse to the interests of the Commitment Parties or the Arranger in their capacities as such without the consent of the Arranger, such consent not to be unreasonably withheld, delayed or conditioned (it being understood and agreed that any amendment to or modification of, or consent granted pursuant to the definition of “Company Material Adverse Effect” in the Merger Agreement shall be deemed to be materially adverse to the Arranger and shall require the consent of the Arranger (such consent not to be unreasonably withheld, delayed or conditioned)); provided that, in each case, the Arranger shall be deemed to have consented to such amendment, waiver or consent unless they shall object thereto in writing within 3 business days of receipt of written notice of such amendment, waiver or consent.

2.           The Equity Investors have confirmed to the Target that they stand ready, willing and able to consummate the New Equity Investment in the aggregate at least $100.0 million prior to or substantially concurrently with (and in any event no later than the business day following) the initial borrowing under the Senior Secured Facility to be funded on the Closing Date; provided that no such confirmation by Apollo with respect to its portion of the New Equity Investment shall be a condition to the availability and initial funding of Apollo’s commitments with respect to the Senior Secured Facility.

3.          The Commitment Parties shall have received a certificate of the Company and Parent (signed by an authorised signatory) certifying that, on the Closing Date, the Specified Merger Agreement Representations and the Specified Representations shall be true and correct in all material respects (and such representations shall be true and correct in all material respects), except in the case of any Specified Representation which expressly related to a given date or period, such representation and warranty shall have been true and correct in all material respects as of the respective date or for the respective period, as the case may be.

4.            Since August 15, 2025, there shall not have occurred a Company Material Adverse Effect (as defined in the Merger Agreement).

5.          The Commitment Parties shall have received (a) quarterly financial statements of the Target for the most recent fiscal quarter for which such financial statements are available; provided that if the Closing Date is more than 45 days following the last day of the most recent fiscal quarter, such financial statements shall be for the most recent fiscal quarter and (b) a detailed capitalization table of the Target as a date no earlier than the last day of the most recent fiscal quarter referred to in clause (a) above; provided further that for so long as the Target remains listed on any recognized investment or other stock exchange delivery of the documents and/or evidence detailed in this paragraph 5 shall be immediately and irrevocably satisfied upon filing of such information with the relevant regulators or disclosure in accordance with the applicable stock exchange rules.

Ex. C - 1

6.       The Company and the Parent shall have executed and delivered the Definitive Documentation on terms consistent with the Commitment Letter.

7.          The Administrative Agent and the Investors shall have received such (a) customary enforceability and capacity legal opinions with respect to the Definitive Documentation, (b) customary secretary or officer’s certificates certifying solely as to the organizational documentation, resolutions and incumbency, (c) good standing of the Parent and the Company (to the extent applicable) in the respective jurisdictions of organization of the Parent and the Company, (d) a customary solvency certificate (substantially in the form attached as Annex I hereto) and (e) a certificate setting forth a description of the Collateral and Guarantors, including details regarding the Coverage Test consistent with the terms of the Commitment Letter.

8.       Subject to the Agreed Security Principles and the Intercreditor Agreement, the Parent shall have entered into a Jersey law reaffirmation/confirmation agreement in relation to its existing security interest agreement(s) over its shareholding in 100% of the shares in the Company and in relation to any receivables owed to the Parent by the Company.

9.          The Investors, the Administrative Agent and the Arranger shall have received all payments required to be paid (including, for the avoidance of doubt, pursuant to the Payment Letter), and all expenses required to be paid in each case, to the extent invoiced in a summary invoice at least three (3) business days prior to the Closing Date (except as otherwise reasonably agreed by the Company) on or before the Closing Date (which amounts may, at Apollo’s election, be offset against the proceeds of the Senior Secured Facility).

Ex. C - 2

ANNEX I
TO EXHIBIT C

SOLVENCY CERTIFICATE

To the Administrative Agent and each of the Investors party to the Notes Purchase Agreement referred to below:

I, the undersigned [chief financial officer][interim chief financial officer][vice president of finance][other senior officer with similar title] of Soho House Bond Limited, a company incorporated in Jersey with registered number 112133 (the “Company”, in that capacity only and not in my individual capacity (and without personal liability)), do hereby certify as of the date hereof, and based upon facts and circumstances as they exist as of the date hereof (and disclaiming any responsibility for changes in such facts and circumstances after the date hereof), that:

1.        This certificate is furnished to the Administrative Agent and the Investors pursuant to Section _______ of the Notes Purchase Agreement, dated as of ____, among the Company, Soho House & Co Limited, a company incorporated in Jersey with registered number 109634 (“Parent”), the lenders party thereto from time to time and [Global Loan Agency Services Limited], as administrative agent, and [GLAS Trust Corporation Limited], as collateral agent (the “Notes Purchase Agreement”).  Unless otherwise defined herein, capitalized terms used in this certificate shall have the meanings set forth in the Notes Purchase Agreement.

2.           For purposes of this certificate, the terms below shall have the following definitions:

(a)          “Fair Value”

The amount at which the assets (both tangible and intangible), in their entirety, of the Company and its subsidiaries taken as a whole would change hands between a willing buyer and a willing seller, within a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, with neither being under any compulsion to act.

(b)          “Present Fair Salable Value”

The amount that could be obtained by an independent willing seller from an independent willing buyer if the assets of the Company and its subsidiaries taken as a whole are sold with reasonable promptness in an arm’s-length transaction under present conditions for the sale of comparable business enterprises insofar as such conditions can be reasonably evaluated.

(c)          “Liabilities”

The recorded liabilities (including contingent liabilities that would be recorded in accordance with GAAP) of the Company and its subsidiaries taken as a whole, as of the date hereof after giving effect to the consummation of the Transactions, determined in accordance with GAAP consistently applied.

(d)          “Will be able to pay their Liabilities as they mature”

For the period from the date hereof through the Maturity Date, the Company and its subsidiaries taken as a whole will have sufficient assets and cash flow to pay their Liabilities as those liabilities mature or (in the case of contingent Liabilities) otherwise become payable in the ordinary course, in light of business conducted or anticipated to be conducted by the Company and its subsidiaries as reflected in the projected financial statements and in light of the anticipated credit capacity.

Ex. C-I

(e)          “Do not have Unreasonably Small Capital”

The Company and its subsidiaries taken as a whole after consummation of the Transactions is a going concern and has sufficient capital to reasonably ensure that it will continue to be a going concern for the period from the date hereof through the Maturity Date. I understand that “unreasonably small capital” depends upon the nature of the particular business or businesses conducted or to be conducted, and I have reached my conclusion based on the needs and anticipated needs for capital of the business conducted or anticipated to be conducted by the Company and its subsidiaries as reflected in the projected financial statements and in light of the anticipated credit capacity.

3.         For purposes of this certificate, I, or officers of the Company under my direction and supervision, have performed the following procedures as of and for the periods set forth below.

(a)          I have reviewed the financial statements referred to in Section of the Credit Agreement.

(b)          I have knowledge of and have reviewed to my satisfaction the Credit Agreement.

(c)         As [chief financial officer][interim chief financial officer][vice president of finance][other senior officer with similar title] of the Company, I am familiar with the financial condition of the Company and its subsidiaries.

4.           Based on and subject to the foregoing, I hereby certify on behalf of the Company that after giving effect to the consummation of the Transactions, it is my opinion that (i) the Fair Value of the assets of the Company and its subsidiaries taken as a whole exceeds their Liabilities, (ii) the Present Fair Salable Value of the assets of the Company and its subsidiaries taken as a whole exceeds their Liabilities; (iii) the Company and its subsidiaries taken as a whole do not have Unreasonably Small Capital; and (iv) the Company and its subsidiaries taken as a whole will be able to pay their Liabilities as they mature.

Ex. C-I

IN WITNESS WHEREOF, the Company has caused this certificate to be executed on its behalf by its [chief financial officer][interim chief financial officer][vice president of finance][other senior officer with similar title] as of the date first written above.

SOHO HOUSE BOND LIMITED

By:
Name:
Title:

Ex. C-I

EXHIBIT D

Equity Investors

1.	MCR Hospitality Fund IV LP and MCR Hospitality Fund IV QP LP

2.	Morse Ventures Inc.

3.	Apollo Capital Management, L.P.

4.	Ashton Kutcher

5.	Friedom Hospitality Group LP

6.	Daniel Rosensweig

7.	Benton Family Partners, LLC

8.	Anthony Casalena Revocable Trust

9.	Breanna Stewart

10.	Scott Jones

11.	Michael Chang

12.	Ahmed Suria

13.	Peanuggets Irrevocable Trust

14.	Jaime Jaquez Jr.

15.	Justin Ostroff

16.	Ronak Nair

17.	Adam Metzger

18.	Alex Bazzell

19.	Joseph Holdings and Investments, LLC

20.	Gregg Cascaes

21.	St. Regis Living Trust

22.	Paige Bueckers

23.	Ajay Mitchell

Ex. D